Frontegra Funds, Inc.

400 Skokie Boulevard, Suite 500

Northbrook, Illinois  60062

September 17, 2009

VIA EDGAR

Ms. Patricia Williams

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Frontegra Funds, Inc. (Registration Nos.: 333-7305; 811-7685)

Form N-1A – Frontegra IronBridge Global Focus Fund

Dear Ms. Williams:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of the Company, hereby requests acceleration of Post-Effective Amendment No. 53 to the Registration Statement on Form N-1A filed with the Securities and Exchange Commission on September 17, 2009 such that the Registration Statement will become effective at 3:00 p.m. (Central Time) on September 18, 2009, or as soon thereafter as is practicable.

Very truly yours,

/s/ William D. Forsyth III

William D. Forsyth III

President

cc:

Working Group